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MindWalk CTO Dr. Dirk Van Hyfte to Join Fireside Chat at AI Drug Discovery & Development Summit 2025

AUSTIN, Texas--(BUSINESS WIRE) - MindWalk Holdings Corp.™ (“MindWalk,” “Company,” “we” or “us”) (Nasdaq: HYFT), a Bio-Native AI company, today announced that Dr. Dirk Van Hyfte, Chief Technology Officer, will participate in a fireside chat during the Biology Session at the AI Drug Discovery & Development Summit 2025, taking place on November 20, 2025, from 12:15 PM to 12:45 PM.

The AI Drug Discovery & Development Summit is a premier event that brings together industry leaders, researchers, and innovators to explore how artificial intelligence is reshaping drug discovery pipelines and accelerating therapeutic development. Dr. Van Hyfte will share insights on how MindWalk’s HYFT®-powered LensAi™ platform is unlocking new opportunities to index, connect, and continuously update biological knowledge at scale—redefining how the industry approaches discovery and development.

“We’re pleased to see Dr. Van Hyfte representing MindWalk’s vision for Bio-Native AI and Deep Data internationally,” said Dr. Jennifer Bath, CEO of MindWalk. “His work exemplifies how scientific depth and data-driven design can come together to advance precision discovery.”

For more information on the event, visit the official website: AI Drug Discovery & Development Summit 2025

About MindWalk

MindWalk is a Bio-Native AI company transforming drug discovery and development. Powered by patented HYFT® technology and the LensAI™ platform, MindWalk unifies sequence, structure, function, and literature into a single computational language and closes the loop with an integrated, full-stack wet lab. The platform supports rapid epitope mapping, de novo molecular design, in silico vaccine exploration, and population-scale biologics analytics that help turn insights into validated candidates at speed.

Investor Contact

Louie Toma, CPA, CFA

Managing Director, CoreIR

investors@mindwalkAI.com

Source: MindWalk Holdings Corp.